Changes in Affiliates (Exclusion)

1. Company to be disaffiliated:

• Company Name: &TV Communications Inc.

• Total Assets (KRW): 6,101,022,099

• Total Shareholders’ Equity (KRW): 5,600,223,362

• Total Liabilities (KRW): 500,798,737

• Total Capital (KRW): 12,791,530,377

2. Name of Company Group: POSCO

3. Total Number of Affiliated Companies after Disaffiliation: 142